GRUPO HERDEZ

06013446

82-3818

May 12th, 2006.

SECURITIES AND EXCHANGE COMMISSION.
DIVISION OF CORPORATION FINANCE.
OFFICE OF INTERNATIONAL CORPORATE FINANCE
STOP 3-2
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549

SUPPL

Dear Sirs.:

Attached you will find a copy of Consolidated Financial Statement of Grupo Herdez, S.A. de C.V. corresponding to march 31 2006 and 2005. This information was sent to the Mexican Stock Exchange too.

Please send a copy of this letter back sign or seal Mexico, city. **FAX NUMBER 52 01 57 97**

If you have any questions, please let me know.

Regards,

ERNESTO RAMOS ORTIZ.

dlw 5/18

Corporativo Cinco S. A. de C. V. Monte Pelvoux N° 215 Col. Lomas de Chapultepec,
Delegación Miguel Hidalgo C. P. 11000, México D. F. Tel.: 52 01 56 55

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ | QUARTER: 1 | YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

BALANCE SHEETS

AT MARCH 31 OF 2006 AND 2005

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	4,514,157	100	4,450,697	100
s02	CURRENT ASSETS	2,071,667	46	2,127,850	48
s03	CASH AND SHORT-TERM INVESTMENTS	167,715	4	80,866	2
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	757,680	17	692,859	16
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	197,822	4	275,139	6
s06	INVENTORIES	871,040	19	1,032,614	23
s07	OTHER CURRENT ASSETS	77,410	2	46,372	1
s08	LONG-TERM	94,461	2	94,777	2
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	94,461	2	94,777	2
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	2,023,925	45	1,855,364	42
s13	LAND AND BUILDINGS	979,533	22	919,993	21
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	1,697,238	38	1,735,690	39
s15	OTHER EQUIPMENT	424,613	9	230,224	5
s16	ACCUMULATED DEPRECIATION	1,175,364	26	1,119,334	25
s17	CONSTRUCTION IN PROGRESS	97,905	2	88,791	2
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	317,978	7	372,706	8
s19	OTHER ASSETS	6,126	0	0	0
s20	TOTAL LIABILITIES	1,732,714	100	2,129,141	100
s21	CURRENT LIABILITIES	786,658	45	889,211	42
s22	SUPPLIERS	307,109	18	366,434	17
s23	BANK LOANS	228,095	13	344,063	16
s24	STOCK MARKET LOANS	0	0	0	0
s25	TAXES PAYABLE	156,555	9	36,525	2
s26	OTHER CURRENT LIABILITIES	94,899	5	142,189	7
s27	LONG-TERM LIABILITIES	740,052	43	952,614	45
s28	BANK LOANS	740,052	43	952,614	45
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	206,004	12	287,316	13
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	2,781,443	100	2,321,556	100
s34	MINORITY INTEREST	690,565	25	644,714	28
s35	MAJORITY INTEREST	2,090,878	75	1,676,842	72
s36	CONTRIBUTED CAPITAL	1,108,691	40	1,096,357	47
s79	CAPITAL STOCK	902,247	32	889,913	38
s39	PREMIUM ON ISSUANCE OF SHARES	206,444	7	206,444	9
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	982,187	35	580,485	25
s42	RETAINED EARNINGS AND CAPITAL RESERVES	3,229,030	116	2,851,305	123
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(2,246,843)	(81)	(2,270,820)	(98)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	167,715	100	80,866	100
s46	CASH	0	0	0	0
s47	SHORT-TERM INVESTMENTS	167,715	100	80,866	100
s07	OTHER CURRENT ASSETS	77,410	100	46,372	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	77,410	100	46,372	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	317,978	100	372,706	100
s48	DEFERRED EXPENSES (NET)	217,179	68	218,594	59
s49	GOODWILL	88,930	28	88,696	24
s51	OTHER	11,869	4	65,416	18
s19	OTHER ASSETS	6,126	100	0	0
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	6,126	100	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	786,658	100	889,211	100
s52	FOREIGN CURRENCY LIABILITIES	85,700	11	49,208	6
s53	MEXICAN PESOS LIABILITIES	700,958	89	840,003	94
s26	OTHER CURRENT LIABILITIES	94,899	100	142,189	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	10,052	11	9,973	7
s68	PROVISIONS	61,072	64	114,066	80
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	23,775	25	18,150	13
s27	LONG-TERM LIABILITIES	740,052	100	952,614	100
s59	FOREIGN CURRENCY LIABILITIES	145,246	20	252,270	26
s60	MEXICAN PESOS LIABILITIES	594,806	80	700,344	74
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	206,004	100	287,316	100
s66	DEFERRED TAXES	185,353	90	262,266	91
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	20,651	10	25,050	9
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	902,247	100	889,913	100
s37	CAPITAL STOCK (NOMINAL)	432,275	48	422,784	48
s38	RESTATEMENT OF CAPITAL STOCK	469,972	52	467,129	52

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
QUARTER: 1 YEAR: 2006
GRUPO HERDEZ, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	3,229,030	100	2,851,305	100
s93	LEGAL RESERVE	90,954	3	90,954	3
s43	RESERVE FOR REPURCHASE OF SHARES	234,873	7	187,837	7
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	2,819,600	87	2,516,660	88
s45	NET INCOME FOR THE YEAR	83,603	3	55,854	2
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(2,246,843)	100	(2,270,820)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(2,246,843)	100	(2,270,820)	100
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
QUARTER: 1 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	1,285,009	1,238,639
s73	PENSIONS AND SENIORITY PREMIUMS	38,547	19,463
s74	EXECUTIVES (*)	16	16
s75	EMPLOYEES (*)	2,583	2,697
s76	WORKERS (*)	3,064	3,141
s77	OUTSTANDING SHARES (*)	431,999,963	422,460,363
s78	REPURCHASED SHARES (*)	37	9,539,637
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO MARCH 31 OF 2006 AND 2005

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	1,377,282	100	1,232,636	100
r02	COST OF SALES	821,003	60	751,212	61
r03	GROSS PROFIT	556,279	40	481,424	39
r04	OPERATING EXPENSES	347,489	25	318,718	26
r05	OPERATING INCOME	208,790	15	162,706	13
r06	INTEGRAL FINANCING COST	20,511	1	30,317	2
r07	INCOME AFTER INTEGRAL FINANCING COST	188,279	14	132,389	11
r08	OTHER EXPENSE AND INCOME (NET)	3,362	0	3,342	0
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	184,917	13	129,047	10
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	56,113	4	41,156	3
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	128,804	9	87,891	7
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	1,137	0	2,636	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	129,941	9	90,527	7
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	129,941	9	90,527	7
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	129,941	9	90,527	7
r19	NET INCOME OF MINORITY INTEREST	46,338	3	34,673	3
r20	NET INCOME OF MAJORITY INTEREST	83,603	6	55,854	5

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ | QUARTER: 1 | YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	1,377,282	100	1,232,636	100
r21	DOMESTIC	1,266,876	92	1,152,882	94
r22	FOREIGN	110,406	8	79,754	6
r23	TRANSLATED INTO DOLLARS (***)	10,396	1	6,889	1
r06	INTEGRAL FINANCING COST	20,511	100	30,317	100
r24	INTEREST EXPENSE	25,097	122	34,250	113
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	2,968	14	2,610	9
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	2,989	15	2,651	9
r28	RESULT FROM MONETARY POSITION	(4,607)	(22)	(3,974)	(13)
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	56,113	100	41,156	100
r32	INCOME TAX	55,839	100	50,880	124
r33	DEFERRED INCOME TAX	274	0	(9,724)	(24)
r34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	1,527,466	1,377,543
r37	TAX RESULT FOR THE YEAR	199,425	169,599
r38	NET SALES (**)	5,899,847	5,701,234
r39	OPERATING INCOME (**)	851,579	533,319
r40	NET INCOME OF MAJORITY INTEREST (**)	330,927	116,905
r41	NET CONSOLIDATED INCOME (**)	542,685	272,697
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	29,255	28,488

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
QUARTER: 1 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JANUARY THE 1st TO MARCH 31 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	1,377,282	100	1,232,636	100
rt02	COST OF SALES	821,003	60	751,212	61
rt03	GROSS PROFIT	556,279	40	481,424	39
rt04	OPERATING EXPENSES	347,489	25	318,718	26
rt05	OPERATING INCOME	208,790	15	162,706	13
rt06	INTEGRAL FINANCING COST	20,511	1	30,317	2
rt07	INCOME AFTER INTEGRAL FINANCING COST	188,279	14	132,389	11
rt08	OTHER EXPENSE AND INCOME (NET)	3,362	0	3,342	0
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	184,917	13	129,047	10
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	56,113	4	41,156	3
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	128,804	9	87,891	7
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	1,137	0	2,636	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	129,941	9	90,527	7
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	129,941	9	90,527	7
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	129,941	9	90,527	7
rt19	NET INCOME OF MINORITY INTEREST	46,338	3	34,673	3
rt20	NET INCOME OF MAJORITY INTEREST	83,603	6	55,854	5

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ | QUARTER: 1 | YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

GRUPO HERDEZ, S.A. DE C.V.

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	1,377,282	100	1,232,636	100
rt21	DOMESTIC	1,266,876	92	1,152,882	94
rt22	FOREIGN	110,406	8	79,754	6
rt23	TRANSLATED INTO DOLLARS (***)	10,396	1	6,889	1
rt06	INTEGRAL FINANCING COST	20,511	100	30,317	100
rt24	INTEREST EXPENSE	25,097	122	34,250	113
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	2,968	14	2,610	9
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	2,989	15	2,651	9
rt28	RESULT FROM MONETARY POSITION	(4,607)	(22)	(3,974)	(13)
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	56,113	100	41,156	100
rt32	INCOME TAX	55,839	100	50,880	124
rt33	DEFERRED INCOME TAX	274	0	(9,724)	(24)
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	29,255	28,488

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ | QUARTER: 1 | YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO MARCH 31 OF 2006 AND 2005

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	129,941	90,527
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	30,109	12,669
c03	RESOURCES FROM NET INCOME FOR THE YEAR	160,050	103,196
c04	RESOURCES PROVIDED OR USED IN OPERATION	72,680	111,933
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	232,730	215,129
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(65,353)	(131,585)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	704
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(65,353)	(130,881)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(32,551)	(57,365)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	134,826	26,883
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	32,889	53,983
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	167,715	80,866

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 1 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	30,109	12,669
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	29,255	28,488
c41	+ (-) OTHER ITEMS	854	(15,819)
c04	RESOURCES PROVIDED OR USED IN OPERATION	72,680	111,933
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	147,233	52,999
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(7,705)	106,090
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(8,985)	23,557
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(25,585)	(149,815)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(32,278)	79,102
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(65,353)	(131,585)
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	(65,353)	(131,585)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	704
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	704
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(32,551)	(57,365)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT	0	(9,203)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,046)	(9,663)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(31,505)	(38,499)
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
			AMOUNT			AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.77		$	0.26	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$	1.45		$	0.72	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	4.84		$	3.84	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	acciones		0.00	acciones
d11	MARKET PRICE TO CARRYING VALUE		1.92	veces		1.38	veces
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE		12.14	veces		19.81	veces
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	veces		0.00	veces

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	9.43	%	7.34	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	15.82	%	6.97	%
p03	NET INCOME TO TOTAL ASSETS (**)	12.02	%	6.12	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	3.54	%	4.38	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.30	veces	1.28	veces
p07	NET SALES TO FIXED ASSETS (**)	2.91	veces	3.07	veces
p08	INVENTORIES TURNOVER (**)	3.75	veces	3.27	veces
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	43.05	dias	43.99	dias
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	11.25	%	9.77	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	38.38	%	47.83	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.62	veces	0.91	veces
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	13.32	%	14.15	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	36.56	%	51.34	%
p15	OPERATING INCOME TO INTEREST PAID	8.31	veces	4.75	veces
p16	NET SALES TO TOTAL LIABILITIES (**)	3.40	veces	2.67	veces
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	2.63	veces	2.39	veces
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.52	veces	1.23	veces
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.19	veces	0.99	veces
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	21.31	%	9.09	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	11.62	%	8.37	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	5.27	%	9.08	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	9.27	veces	6.28	veces
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	100.00	%	100.53	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(0.00)	%	(0.53)	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	3.21	%	16.84	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

GRUPO
HERDEZ

May 4, 2006

Dear Members of the Board:

We began 2006 with a solid increase in sales, greatly exceeding official growth estimates for Mexico's gross domestic product for the January – March period of the year.

Domestic sales volume as measured in tons increased by 10.5%, while export sales rose by 46.6%, thus achieving a total sales volume growth of 13.4% during the first three months of 2006 compared to the same period of the previous year.

Our total net sales in the first quarter of 2006 reached $1,377.3 million, an increase of 11.7% in real terms compared to the same quarter of the previous year, driven by increases of 9.9% and 38.4% in domestic and foreign sales, respectively.

It is worth noting that this is the second consecutive quarter with growth of over 30% in sales to the United States, with total exports comprising 8.0% of total sales, as compared to 6.5% in the same quarter of 2005. In addition, on the domestic level, most of the segments in which we participate registered important increases, especially in mole, tuna and mayonnaise, among others.

The cost of sales declined slightly, from 60.9% to 59.6% of sales, making gross profit rise to $556.3 million, 15.5% more than in the previous year, thanks to our price policy and the stabilization of certain raw materials prices.

Nonetheless, pressure in packaging and raw materials will continue throughout this year, an effect we hope to mitigate more efficiently in our production plants and with a strict control of operating expenses.

Operating expenses represented 25.2% of sales, a marginal reduction of 0.7 percentage points in comparison with the previous year, with operating income rising to $208.8 million, an increase of 28.3% compared to the first quarter of 2005, translating into a 15.2% operating margin, two points greater than that in the previous year.

Likewise, EBITDA rose to $238.0 million, an increase of 24.5%, while EBITDA margin also expanded by 1.8 points, rising from 15.5% to 17.3% of sales.

As an outcome of good operating results, net majority income in the first quarter rose to $83.6 million, that is $27.7 million or 49.7% greater than that obtained in the first quarter of 2005.

The company's financial situation remains solid, with net debt – that is, bank debt less available cash - as of March 31, 2006 totaling $800.5 million, a nominal $191.6 million less than net debt at the close of fiscal year 2005.

Majority shareholder's equity rose from $1,676.8 million to $2,090.9 million, an increase of $414.1 million, or 24.7% discounting inflation.

As I have mentioned on other occassions, the evolution of Herdez is a continuous process. There are still areas of opportunity throughout the entire organization which we will address in an efficient way, and which will gradually be reflected in the results of coming quarters.

This quarter's results are the reflection of the course we have followed towards profitable growth. Our company is ready to face the challenges that the future brings, and to convert those into opportunities with a focus on the consumer and a long-term vision that, without a doubt, will create value for Grupo Herdez.

Sincerely,

Héctor Hernández-Pons Torres.
President and CEO

GRUPO HERDEZ, S. A. DE C. V.

NOTES TO THE CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS

MARCH 31, 2006 AND 2005

Figures stated in thousands of Mexican pesos
of March 31, 2006 purchasing power
(except change rates)

NOTE 1 - BASIS FOR CONSOLIDATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The main activities of the company are the establishment, organization, acquisition and promotion of all types of businesses and manufacturing concerns. The company has not employees. The consolidated financial statements include those of Grupo Herdez, S. A. de C. V. (Grupher) and the following subsidiaries:

Company	%	Activity
Herdez, S. A. de C. V. (Herdez)	100%	Manufacture, production, purchase and sale of canned foods and cosmetics, importation and exportation of goods and services, rendering of administrative, accounting, distribution and real estate services. Additionally, it is the majority shareholder of Arpons, S. A. de C. V. (Arpons)100%, Herimex, S. A. de C. V. (Herimex) 51%, Herport, S. A. de C. V. (Herport) 50%, Hersail, S. A. de C. V. (Hersail) 50%, Grupo Inmobiliario (real estate companies) 100% and Herdez Europa 95%.
Grupo Búfalo, S. A. de C. V. (Grupo Búfalo)	100%	Incorporation, organization, acquisition and promotion of all type of businesses and manufacturing concerns, as well as the purchase and sale of foodstuffs.
Yavaros Industrial, S. A. de C. V. (Yavaros)	100%	Fishing and marine trapping, gathering of agricultural products, industrialization, processing and marketing of marine and agricultural products.

Company	%	Activity
Compañía Comercial Herdez, S. A. de C. V.	(1)	Purchase and sale of canned foods, cosmetics and importation and exportation of goods.
Alimentos Deshidratados del Bajío, S. A. de C. V. (ADB)	100%	Manufacturing, sale and distribution of onion, garlic, vegetable and dehydrated products and holds the 24% of Fórmula Alimenticia, S. A. de C. V.
Almacenadora Herpons, S. A. de C. V. (Almacenadora Herpons)	100%	Construction, acquisition and organization of offices and warehouses for the storage of all kind of goods.
Hersea, S. A. de C. V. (Hersea)	100%	Tuna fishing.
Miel Carlota, S. A. de C. V. (Miel Carlota)	95%	Purchase and sale of honey and related products.
Hormel Alimentos, S. A. de C. V. (Hormel Alimentos)	50%	Purchase, sale, production, distribution, importation and exportation of canned foods.
McCormick de México, S. A. de C. V. (McCormick)	50%	Production of canned foods.
Sociedad de Desarrollo Agrícola H. P., S. A. de C. V. (SDA)	95%	Agricultural, agribusiness and forestry.
Barilla México, S. A. de C. V. (Barilla México)	50%	Purchase, importation, sale and distribution of pasta.
Fábrica de Envases del Pacífico, S. A. de C. V. (FEPSA)	50%	Manufacture, production and sale of cann food

(1) The company incorporated on December 1, 2004 as a result of the spin-off from Herdez on that same date. The capital stock is $32,667.

The financial statements have been prepared by applying accounting principles generally accepted in Mexico, and include the following significant accounting policies, including concepts, methods and criteria relative to the recognition of effects of inflation on the financial information.

a. The financial statements are stated in thousands of Mexican pesos (Ps) of constant purchasing power as of March 31, 2006.

b. All significant intercompany transactions are eliminated for consolidation purposes. The individual financial statements of Grupher as of March 31, 2006 and 2005 are included, in which the investment in subsidiaries (eliminated from consolidation against stockholders' equity of the subsidiaries) is valued by the equity method. Consolidation was carried out on the basis of the audited financial statements of the subsidiaries.

c. Up to December 31, 2003, Grupher and subsidiaries recorded the net book value of acquired shares by means of systematic charges to income for the period over a term of 15 years. However, as from 2004, they opted for advance application of the provisions of Statement B-7, "Business Acquisitions", which establish the purchase method as the only valuation rule for the acquisition of a business. Statement B-7 modifies the accounting treatment of goodwill, eliminating amortization as from the date on which the statement went into effect, and subjecting it to annual impairment rules. Likewise, it provides specific rules for the acquisition of a minority interest and the transfer of assets or the exchange of shares between entities belonging to the same interest group.

d. Marketable securities are stated at cost, which approximates market value.

e. Inventories are expressed at the last purchase price or production cost, which does not exceed market. Cost of sales is determined by the last-in first-out method.

f. Property, plant and equipment and the related accumulated depreciation are restated by applying the National Consumer Price Index (NCPI) in accordance with the Fifth Series of Amendments to Statement B-10 of the Mexican Institute of Public Accountants (MIPA), in the specific case of some fixed asset, they are restated limited to their market value.

   The value of those assets is subject to an annual impairment evaluation. (See Notes 1g. and 5.)

g. Grupher and subsidiaries adopted the provisions of Statement C-15, "Impairment in the value of long-lived assets and their disposal", issued by the Mexican Institute of Public Accountants, which establishes criteria for the identification and, when applicable, the recording of impairment losses or the reduction in value of long-lived tangible and intangible assets, including goodwill. The Grupher and subsidiaries calculations resulting from adoption for the guidelines of that statement at January 1 and December 31, 2004 gave rise to an initial tax net effect of Ps94,692, charged to income for the period. Additionally, at the end of the period as of 2005 and 2004, a credit effect on income for the period were determined as a result of a reversal, whose effect were Ps53,587 and Ps22,191, respectively..

h. Up to December 31, 2003, Grupher and subsidiaries recorded trademark rights by restating them on the basis of NCPI factors, and amortized them at annual rates. At March 31, 2006 and 2005, they are shown under other assets in the balance sheet. As from the period ended on March 31, 2006, Grupher and subsidiaries adopted the guidelines established in Statement C-8, "Intangible Assets", and no longer amortized intangible assets corresponding to the trademarks, which were subjected to impairment studies based on expectations for future economic benefits. As a result of those studies, at March 31, 2006, there was no effect to be recorded in income for the period.

i. The company's liabilities and liability provisions recorded in the balance sheet represent present obligations whose settlement is likely to require the use of economic resources. Those provisions have been entered into the accounting records as per management's best reasonable estimation to cover the present obligations. However, actual results could differ from the provisions recorded.

j. Income tax is recorded by the comprehensive method of assets and liabilities, which, in principle, recognizes deferred income tax on all differences between the book and tax values of assets and liabilities.

k. Seniority premiums to which employees are entitled upon termination of employment after 12 years of service, in accordance with the collective labor contract, are recognized as expenses for the year in which the corresponding services are rendered, through contributions to an irrevocable trust fund, based on actuarial studies.

The aforementioned plans are calculated based on the projected unit credit method. Below there is a summary of the main financial data for said plans at March 31, 2006.

	December	
	2006	2005
Projected benefit obligation	(Ps100,654)	(Ps 83,785)
Plan assets at market value	38,547	20,128
Unamortized prior service cost	33,385	34,299
Unamortized variation in assumptions and actuarial adjustments	8,072	5,741
Projected net liability	(Ps20,650)	(Ps 23,617)
Accumulated benefit obligation	(Ps84,891)	(Ps 65,881)
Unamortized transition liability	(Ps64,241)	(Ps 42,266)
Net cost for the period	Ps 3,075	Ps 2,079

The transition liability is amortized by the straight-line method over the average remaining useful lives of the employees expected to receive the benefits approximately 16 years.

Other compensations based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, are charged to income in the year in which they become payable.

l. Transactions in foreign currency are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in such currencies are stated at the Mexican peso equivalents resulting from applying the year-end rates. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet dates, are charged or credited to income.

m. The gain or loss on net monetary position represents the effects of inflation, as measured in terms of the NCPI, on monthly net monetary assets and liabilities during the year.

n. The capital stock, subscription premiums and retained earnings represent the value of these items in purchasing power at the end of the year, as measured in terms of the NCPI.

The premium on share subscription represents the difference between the payment for subscribed shares and the nominal value of those shares.

o. The deficit in the restatement of capital is represented by the cumulative result on net monetary position and the result from holding non monetary assets which represents the amount by which the increase in the restated value of these assets, applying specific costs, exceeded or fell short of inflation, measured in terms of the NCPI.

p. Net income per share is determined based on the weighted average of shares in circulation in accordance with Statement B-14 issued by the MIPA.

NOTE 2 - FOREIGN CURRENCY:

At March 31, 2006, the exchange rate was Ps10.8935 to the US dollar.

The information which follows is expressed in thousands of US dollars, since this is the currency in which most of the company's and subsidiaries' foreign currency transactions are carried out.

At March 31, 2006, the company and its subsidiaries had the following US dollar monetary assets and liabilities:

	Consolidated		
	US Dollars	Other currencies	Total
Assets	US 5,411	US 2,216	US 7,627
Liabilities	(21,149)	52	21,201
Net short position	(US 15,738)	US 2,164	US (13,574)

At March 31, 2006, the company and its subsidiaries had the following position with respect to nonmonetary assets of foreign origin or whose replacement cost can be determined only in dollars:

	Consolidated	
	2006	2005
Inventories	US 2,882	US 6,376
Machinery and equipment	117,800	101,880
	US 120,682	US 108,256

NOTE 3 - ANALYSIS OF PROPERTY, PLANT AND EQUIPMENT:

	Consolidated	
	2006	2005
Buildings	Ps 705,759	Ps 700,610
Machinery and equipment	1,697,238	1,735,692
Fish equipment	194,819	0
Furniture and fixtures	80,568	79,536
Transportation and stowing equipment	75,287	72,662
Electronic equipment	69,029	61,393
Other	4,910	16,627
	2,827,610	2,666,520
Less - Accumulated depreciation	(1,175,364)	(1,119,308)
	1,652,246	1,547,212
Land	273,774	219,362
Constructions in progress, machinery in transit and advances to suppliers	97,905	88,790
	Ps 2,023,925	Ps 1,855,364

NOTE 4 - INVESTMENT IN SUBSIDIARIES AND ASSOCIATED COMPANIES:

Company	Equity
Consolidated subsidiaries:	
Herdez	100%
Compañía Comercial Herdez	100%
McCormick	50%
Yavaros	100%
Grupo Búfalo	100%
ADB	100%
Almacenadora Herpons	100%
Miel Carlota	95%
Hormel Alimentos	50%
Hersea	100%
SDA	95%
Barilla Mexico	50%
Hermarcas	100%
Asociadas	

NOTE 5 - FINANCIAL INFORMATION BY SEGMENT:

Group management issues internal financial information that is used as a base for evaluations and decision-making. Below is the information on sales made abroad, by geographical segment:

	December 31,		
	2006		
	Mexico	USA	Total
Net sales	Ps1,266,876	Ps 110,406	Ps1,377,282
Operating income	192,053	16,737	208,790
Net income	76,901	6,702	83,603
Depreciation and amortization	26,910	2,345	29,255
EBITDA	218,963	19,082	238,045
Total assets	4,152,292	361,865	4,514,157
Total liabilities	1,593,816	138,898	1,732,714

NOTE 7 - STOCKHOLDERS' EQUITY:

Dividends are free from income tax if paid from the after-tax earnings account (CUFIN) and are subject to tax of from 4.62% to 7.69% if they arise from the reinvested CUFIN. Dividends exceeding the CUFIN are subject to tax equivalent to 49.25%, 42.85%, 40.84% and 38.91% if paid in 2004, 2005, 2006 and 2007, respectively. The tax is payable by the company and may be credited against its income tax in the same year or the following two years. Dividends paid from previously taxed profits are not subject to tax withholding or additional tax payment.

In capital reductions, the excess of capital stock over capital contributions, the latter restated in accordance with the procedures specified in the IT Law, are accorded the same tax treatment as dividends.

Below are the nominal value and restatement increment of stockholders' equity components other than capital stock:

	Nominal value	Restatement increment
Retained earnings	Ps1,674,042	Ps1,554,988
Subscription premiums	Ps 43,572	Ps 156,060

During 2005, the company purchased 539,800 shares from the Market Stock Exchange in an average price of $6.6579 per share.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
HERDEZ, S.A. DE C.V.	PRODUCCIION DE ALIMENTOS ENVASADOS	300,000,000	100.00
COMPAÑIA COMERCIAL HERDEZ, S.A. DE C.V.	COMERCIALIZACIÓN DE PRODUCTOS ALIMENTIC	326,672,310	100.00
MCCORMICK DE MEXICO, S.A. DE	PRODUCCION DE ALIMENTOS ENVASADOS	450,000,000	50.00
GRUPO BUFALO, S.A. DE C.V.	PRODUCCION DE ALIMENTOS ENVASADOS	37,000,063	100.00
MIEL CARLOTA, S.A. DE C.V.	PROD MIEL DE ABEJA	135,000,000	95.00
YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	33,281,111	100.00
HORMEL ALIMENTOS, S.A. DE C.V.	IMPORT DE PRODUC ALIMENTICIOS	1,000,000	50.00
ALMACENADORA HERPONS, S.A. DE C.V.	ALMACENES Y BODEGAS	120,500	100.00
ALIMENTOS DESHIDRATADOS DEL BAJÍO, S.A. DE C.V.	PROD VEGET DESHIDRATADOS	5,388,187	100.00
HERSEA, S.A. DE C.V.	PESCA Y COMERC DE PRODS DEL MAR	40,050	100.00
BARILLA MEXICO, S.A. DE C.V.	IMPORTACION DE PASTAS Y SALSAS	117,748,096	50.00
SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V.	PROD AGROPECUARIA, FORESTAL Y APÍCOLA	4,550,000	95.00
HERMARCAS, S.A. DE C.V.	USO, EXPLOTACIÓN Y ADQUISICIÓN DE MARCA	25,459,860	100.00
		0	0.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					94,461
TOTAL				0	94,461

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 1 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS														
FOREIGN TRADE														
BANCOMEXT	20/03/2007	9.95	0	43,333	0	0	0	0						
BANCOMEXT	18/03/2009	9.95	0	0	0	86,667	0	0						
BANCOMEXT	20/12/2006	6.04							0	72,623	0	0	0	0
BANCOMEXT	19/12/2008	6.04							0	0	0	145,246	0	0
SECURED														
COMMERCIAL BANKS														
INBURSA	18/04/2006	9.15	0	4,000	0	0	0	0						
BANCOMER	31/03/2010	9.70	0	18,889	0	0	0	61,389						
INBURSA	01/12/2010	11.08	0	44,000	0	0	0	126,000						
INBURSA	01/12/2010	10.20	0	14,000	0	0	0	40,500						
SCOTIABANK INVERLAT	30/09/2008	8.47	0	25,000	0	37,500	0	0						
INBURSA	01/12/2010	11.05	0	0	0	0	0	49,000						
BANAMEX	22/12/2010	9.75	0	6,250	0	0	0	93,750						
INBURSA	01/12/2010	10.98	0	0	0	0	0	100,000						
OTHER														
TOTAL BANKS			0	155,472	0	124,167	0	470,639	0	72,623	0	145,246	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

QUARTER: 1 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

CREDITS BREAK DOWN

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET														
LISTED STOCK EXCHANGE														
UNSECURED														
SECURED														
PRIVATE PLACEMENTS														
UNSECURED														
SECURED														
TOTAL STOCK MARKET			0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ

GRUPO HERDEZ, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution			Amortization of Credits Denominated In Pesos (Thousands of $) Time Interval						Amortization of Credits In Foreign Currency (Thousands of $) Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS														
VARIOS PROVEEDORES		0.00	0	294,445	0	0	0	0						
VARIOS PROVEEDORES		0.00							0	12,664	0	0	0	0
TOTAL SUPPLIERS			0	294,445	0	0	0	0	0	12,664	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
OTROS PASIVOS		0.00	0	23,775	0	0	0	0						
		0.00							0	0	0	0	0	0
TOTAL			0	473,692	0	124,167	0	470,639	0	85,287	0	145,246	0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2006
GRUPO HERDEZ, S.A. DE C.V.

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	5,411	58,942	2,216	24,143	83,085
LIABILITIES POSITION	21,148	230,381	52	565	230,946
SHORT-TERM LIABILITIES POSITION	7,815	85,135	52	565	85,700
LONG-TERM LIABILITIES POSITION	13,333	145,246	0	0	145,246
NET BALANCE	(15,737)	(171,439)	2,164	23,578	(147,861)

NOTES

EL TIPO DE CAMBIO DOLAR A PESO UTILIZADO FUE POR 10.8935
EL TIPO DE CAMBIO EURO A PESO UTILIZADO FUE POR 13.2165

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	2,928,584	3,332,340	(403,756)	0.00	(2,345)
FEBRUARY	2,684,932	3,121,996	(437,065)	0.01	(656)
MARCH	2,582,219	2,979,063	(396,845)	0.01	(1,152)
RESTATEMENT				0.00	0
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	(454)
TOTAL					(4,607)

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PLANTA MEXICO	FAB MAY MOST JUG Y MERM	14,000	78.00
PLANTA SLP McCORMICK EL DUQUE	FAB MAY MOST ESPECIAS TE	5,000	82.00
PLANTA SLP INDUSTRIAS	FAB MOLES, SALSAS, FRUTAS, JUGOS	11,500	60.00
PLANTA SLP BARILLA EL DUQUE	FAB PASTAS	19,260	85.00
PLANTA ENSENADA	FAB SALSAS Y ACEITUNAS	2,170	80.00
PLANTA YAVAROS	ENLATADO DE SARDINA	800	60.00
PLANTA CHIAPAS	ENLATADO DE ATÚN	1,000	60.00
CENTRO DE DIST MÉXICO	DISTRIBUCIÓN DE PRODS HERDEZ, D	17,272	95.00
CENTRO DE DIST CHIHUAHUA	DISTRIBUCIÓN DE PRODS HERDEZ, D	3,300	90.00
CENTRO DE DIST SLP	DISTRIBUCIÓN DE PRODS HERDEZ, D	6,420	90.00
CENTRO DE DIST GUADALAJARA	DISTRIBUCIÓN DE PRODS HERDEZ, D	4,843	90.00
CENTRO DE DIST MÉRIDA	DISTRIBUCIÓN DE PRODS HERDEZ, D	1,600	90.00
CENTRO DE DIST TIJUANA	DISTRIBUCIÓN DE PRODS HERDEZ, D	4,355	90.00
CENTRO DE DIST MONTERREY	DISTRIBUCIÓN DE PRODS HERDEZ, D	3,204	90.00
CENTRO DE DIST PUEBLA	DISTRIBUCIÓN DE PRODS HERDEZ, D	5,550	90.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
VASO	VITROCRISA				2.24
CARTON	ENVASES Y EMPAQUES DE MEXICO				1.24
ETIQUETA	LITOPLAS				1.76
TAPA	ALUCAPS MEXICANA				1.81
BOTE	FABRICA DE ENVASES DEL PACÍFIC				6.30
FRASCO	COMPAÑÍA VIDRIERA, S.A. DE C.V				8.76
SEMOLINA	HARINERA SEIS HERMANOS				4.60
TETRAPAK	TETRAPAK				1.00
YEMA DE HUEVO	AVIBEL DE MEXICO				1.16
CORRUGADO	EMPAQUES DE CARTÓN TITÁN				1.00
ACEITE DE SOYA	RAGASA INDUSTRIAS				3.76
ACEITE DE SOYA	CARGILL DE MEXICO				5.16

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2006
GRUPO HERDEZ, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
SALSAS Y ADEREZOS	3,907	682,765	0.0	HERDEZ	WALMART
JUGOS, FRUTAS Y POST	1,079	133,958	0.0	DOÑA MARIA	COMERCIAL MEXICANA
VEGETALES	730	115,005	0.0	HERDEZ	GIGANTE
MARISCOS Y CARNES	686	190,690	0.0	HERDEZ	SORIANA
PASTAS Y SALSAS	2,152	125,911	0.0	BARILLA	ISSSTE
VARIOS	45	18,547	0.0	CARLOTA	OTROS
FOREIGN SALES					
SALSAS Y ADEREZOS	778	88,198	0.0		
JUGOS, FRUTAS Y POST	18	2,615	0.0		
VEGETALES	142	15,311	0.0		
MARISCOS Y CARNES	20	3,587	0.0		
VARIOS	7	695	0.0		
TOTAL		1,377,282			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ QUARTER: 1 YEAR: 2006

GRUPO HERDEZ, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
SALSAS Y ADEREZOS	778	88,198	USA	HERDEZ	
JUGOS, FRUTAS Y POST	18	2,615	CENTROAMERICA	DOÑA MARIA	
VEGETALES	142	15,311	SUDAMERICA	BUFALO	
MARISCOS Y CARNES	20	3,587	EUROPA	CARLOTA	
VARIOS	7	695			
FOREIGN SUBSIDIARIES					

TOTAL	110,406	

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
*	0.0000	0	43,200,000	388,799,963	278,091,872	153,908,091	43,227	389,048
TOTAL			43,200,000	388,799,963	278,091,872	153,908,091	43,227	389,048

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 431,999,963

NOTES

GRUPO
HERDEZ.

Abril 27 del 2006.

Lic. Carla Filler Ojeda.
Dirección de Vigilancia de Emisoras.
Comisión Nacional Bancaria y de Valores.
Insurgentes Sur 1971.
Torre Norte – Planta Baja.
Conjunto Plaza Inn.
Col. Guadalupe Inn.
Delegación Álvaro Obregón.

De acuerdo al artículo 33, fracción II, de la nueva Circular de Emisoras de la Comisión Nacional Bancaria y de Valores:

"LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL ÁMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACIÓN, ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS".

La información financiera a que se hace referencia corresponde a las cifras del 1er. trimestre del 2006 de Grupo Herdez, S.A. de C.V., la cual ya fue enviada vía EMISNET a la Bolsa Mexicana de Valores, S.A. de C.V. y difundida al público inversionista.

Lic. Héctor Hernández Pons T.
Presidente y Director General.

C.P. Ernesto Ramos Ortiz.
Director Ejecutivo de Administración y Finanzas.

c.c.p. C.P. Roberto Córdova Tamariz.
Subdirección de Administración de Valores.
Bolsa Mexicana de Valores, S.A. de C.V.